EXHIBIT 99.1

Tongxin International, Ltd.

Tongxin Announces New Business Initiatives to Meet Customer Demand & Enhance Plant Productivity

Company to Invest Over $5M for Expanded Painting Capacity & New Stamping Capabilities

CHANGSHA, China, April 25, 2011 - Tongxin International Ltd., (Pink Sheets: TXIC), a China-based manufacturer of engineered vehicle body structures (“EVBS”) and stamped parts for the commercial automotive industry, today announced that it is committing over $5 million USD to expand its current painting capacity at its central operations near Changsha and will introduce stamping capabilities at its plant in Ziyang.

The new painting capacity at Changsha is needed to meet the high demand for Tongxin’s medium- and heavy-duty painted truck cabs, which Tongxin produces in over 400 custom variations.  As the largest independent supplier of EVBS in China, Tongxin provides over 130 commercial vehicle manufacturers throughout 21 provinces in China, as well as Vietnam and the Middle East, with small, light, medium and heavy truck EVBS parts, including cab-forward and cab-over-engine layouts used throughout the global commercial truck industry. The Company will invest approximately $3 million into this new painting facility, which is expected to be on line by Q3 2011.

The new stamping capability at the Company’s Ziyang plant will complement the site’s current assembly capability. Previously, stamped parts were shipped from Changsha and assembled in Ziyang. The Ziyang expansion is a progression in the Company’s overall plan for this plant and will reduce costs and enhance capacity to meet increased demand for EVBS from Ziyang area customers. The Company is investing approximately $2 million to install the stamping capability.

William E. Zielke, Chief Executive Officer and Chief Administrative Officer of the Company, stated, “We are excited to move ahead with these important growth initiatives. Not only are we expanding our business to meet customer demand with this investment, we are effectively leveraging our plant infrastructure to reduce costs and more efficiently serve our broadening customer base.”

About Tongxin International Ltd.

Tongxin International Ltd., the largest independent supplier of EVBS in China, is capable of providing EVBS for both the commercial truck and light vehicle market segments. The Company also designs, fabricates and tests dies used in the vehicle body structure manufacturing process. EVBS consists of exterior body panels including doors, floor pans, hoods, side panels and fenders. Tongxin International Ltd. maintains a network of over 130 customers throughout 21 provinces in China. Headquartered in Changsha, the Company also maintains regional manufacturing in Dali, Ziyang and Zhucheng.  For more information, please visit www.hntx.com.

Forward- Looking Statements

Statements contained in this press release, which are not historical fact, constitute Forward-Looking Statements. Actual results may differ materially due to numerous important factors that are described in Tongxin International Ltd.'s reports to the SEC, which may be revised or supplemented in subsequent reports to the SEC. Such factors include, among others, the cost and timing of implementing restructuring actions, the Company's ability to generate cost savings or manufacturing efficiencies to offset or exceed contractually or competitively required price reductions or price reductions to obtain new business, conditions in the automotive industry, and certain global and regional economic conditions. Tongxin International Ltd. does not intend or assume any obligation to update any forward-looking statement to reflect events or circumstances after the date of this press release.

Contact

In the U.S.:

Stanley Wunderlich, CEO
Consulting for Strategic Growth 1
Tel: 1-800-625-2236
Fax: 1-646-205-7771
Email: swunderlich@cfsg1.com